SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 14, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE

Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI FINISHES THE LAST QUARTER OF FISCAL 2006 WITH STRONG EARNINGS PERFORMANCE

Montreal (Quebec), November 14, 2006 - CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2006 revenue today of $3.48 billion. This is $208 million lower than fiscal 2005, driven by the negative impact of a strengthening Canadian dollar ($106.4 million) as well as lower BCE work volumes ($114.7 million).

For the same period, net earnings from continuing operations were $191.3 million before restructuring costs or 5.5% of revenue. This compares with $219.7 million in fiscal 2005, for a net earnings margin of 6.0%.

On an earnings per share basis, before restructuring costs, EPS was 53 cents from continuing operations compared with 50 cents in fiscal 2005.

Net earnings, including $67.3 million in pre-tax restructuring costs related to specific items, were $146.5 million in fiscal 2006. This compares with net earnings of $216.5 million in 2005.

On an earnings per share basis, EPS was 40 cents in fiscal 2006 compared with 49 cents in fiscal 2005.

The Company repurchased more than $900 million of its own stock during fiscal 2006, reducing the number of outstanding shares by nearly 25%. In addition, long-term debt was reduced by $174 million from its peak in January, 2006.

CGI Reports 4Q and Year End 2006 Results
November 14, 2006

In $ millions except margin and share data amounts
	Q4-2006	FY2006	Q4-2005	FY2005
Revenue	$845.8	$3,477.6	$904.8	$3,686.0

Currency impact (y-o-y)	($22.9)	($106.4)
Net earnings from continuing operations before restructuring costs related to specific items	$53.1	$191.3	$56.4	$219.7
Margin	6.3%	5.5%	6.2%	6.0%
Basic and diluted earnings per share from continuing operations before restructuring costs related to specific items	$0.16	$0.53	$0.13	$0.50
Restructuring costs related to specific items	$13.6	$44.8	-	-

Net earnings from continuing operations	$39.5	$146.5	$56.4	$219.7
Margin	4.7%	4.2%	6.2%	6.0%
Basic and diluted earnings per share from continuing operations	$0.12	$0.40	$0.13	$0.50
Weighted average number of outstanding shares	336,941,173	362,783,618	433,788,490	439,349,210
Number of shares outstanding at end of period	331,693,044	331,693,044	431,220,497	431,220,497

Total long-term debt	$813.3		$249.7
Interest on long-term debt	$13.4	$43.3	$4.8	$24.0
Net debt to capitalization	27.2%		0.3%
Days of sales outstanding (DSO)	52		48
Order backlog	$12,722		$12,863

Note: Complete audited 2006 Annual Financial Statements are available on www.cgi.com and will be filed with both SEDAR and EDGAR by end of day. All dollar figures are in Canadian dollars, unless otherwise specified.

“Overall, 2006 was a year of repositioning for our next wave of growth,” said Michael E. Roach, President and Chief Executive Officer. “Despite the revenue challenges posed by the continued strength of the Canadian dollar as well as the reduction in BCE work volumes, we kept focused on the fundamentals, gradually improving our bottom line throughout the year and finishing 2006 with Q4 profit margins among the industry leaders.”

“We remain focused on driving our full offering strategy, systematically meeting existing clients and targeting new ones, cross-selling and introducing our capabilities in business transformation, allowing our clients to benefit from state-of-the-art technologies, practices and solutions,” added Roach. “To date, we have successfully renewed contracts ahead of schedule with some clients and added new services to others. Moving into 2007, we’re well-positioned for profitable growth, given our stable revenue foundation, supported by a deep backlog and healthy sales funnel.”

Fourth Quarter 2006 Results
The fourth quarter of 2006 was focused on improving profitability as outlined in the competitive position strengthening program announced on March 29, 2006. Accordingly, a pre-tax charge totaling $20.9 million was taken in the fourth quarter. As previously announced the Company expects the remaining cost of completing the program by the end of the first quarter of fiscal 2007 to be approximately $23 million.

Revenue in the fourth quarter was lower compared with the fourth quarter of 2005 due to a decrease in revenue from one of the company’s largest customers, BCE, as well as the negative impact of currency. The impact of currency compared with the fourth quarter of 2005 was $22.9 million while BCE work volumes were $40.9 million lower than Q4 2005. On a sequential basis, BCE work volumes were flat compared with the third quarter of 2006.

CGI Reports 4Q and Year End 2006 Results
November 14, 2006

In the fourth quarter, the Company reported net earnings of $53.1 million before restructuring costs or a margin of 6.3%. This compares with net earnings of $56.4 million before restructuring costs in the fourth quarter of 2005 for a margin of 6.2%, $46.4 million for a 5.4% margin in the third quarter of 2006 and from a low of $34.8 million or 4.0% of revenue in the second quarter of 2006.

Earnings per share before restructuring costs were 16 cents per share in the fourth quarter, compared with 13 cents per share in the fourth quarter of 2005 and 14 cents per share in the third quarter of 2006, representing improvements of 23% and 14%, respectively.

Net earnings were $39.5 million or 12 cents per share for the fourth quarter. This compares with $55.8 million or 13 cents a share in the fourth quarter of 2005 and $35.9 million or 11 cents a share in the third quarter of 2006.

In the fourth quarter, the Company generated $54.4 million in cash from operating activities and ended fiscal 2006 with long-term debt of $813.3 million and $115.7 million in cash and cash equivalents on hand, for a net debt of $697.6 million.

During the quarter, as part of its Normal Course Issuer Bid, the Company repurchased 8.4 million shares for an investment of $59.6 million. “We maintain our long-term commitment to maximize shareholder value by using our cash to fuel profitable growth, reduce debt and buy back shares,” concluded Roach.

Quarterly Conference Call
Senior management will host a conference call to discuss results at 8:30 am Eastern time this morning. Participants may access the call by dialing (866) 542-4236 or on the Web at www.cgi.com. Supporting slides for the call will also be available. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's fiscal 2006 revenue was $3.5 billion (US$3.1 billion) and at September 30, 2006, CGI's order backlog was $12.7 billion (US$11.3 billion). CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

CGI Reports 4Q and Year End 2006 Results
November 14, 2006

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

For more information:
Investors:
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
(514) 841-3355
lorne.gorber@cgi.com

Media:
Philippe Beauregard
Director, Public Affairs
(514) 841-3218
philippe.beauregard@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)

Date: November 14, 2006	By /s/ David G. Masse
Name: David G. Masse
Title: Assistant Corporate Secretary